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                                  PRESS RELEASE

                            RECOVERY OF NIGERIAN DEBT


Subsequent to the announcement that ITS's Nigerian contracts will be terminated on March 31, 1999 (see press release of January 12, 1999), ITS has capped the debt arising from pre-shipment inspections by charging exporters directly prior to the issue of certificates. These actions commenced in mid January 1999 and to date have produced approximately L 824,000 of cash income.

On February 1, 1999, ITS received from the Government of Nigeria a payment of L 4.3 million in respect of pre-shipment inspections carried out between September 1997 and December 1997. This payment has reduced the debt owed to ITS by the Government of Nigeria for pre-shipment inspections to approximately
L 21.6 million.

Discussions are continuing with representatives of the Nigerian Government regarding payment of the remaining debt.


February 3, 1999




CONTACTS:

RICHARD NELSON                                       BILL SPENCER
CHAIRMAN & CHIEF EXECUTIVE                           FINANCE DIRECTOR
TEL: +44 171 396 3400                                TEL: +44 171 396 3400